UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SKYBRIDGE OPPORTUNITY FUND LLC

(Name of Subject Company (Issuer))

SKYBRIDGE OPPORTUNITY FUND LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 900 G Street N.W. Washington, D.C. 20001 (202) 636-5500	Kenneth Burdon, Esq. Simpson Thacher & Bartlett LLP 855 Boylston Street, 9th Floor Boston, MA 02116 (617) 778-9200

January 27, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on January 27, 2025 by SkyBridge Opportunity Fund LLC (the “Company”), in connection with an offer by the Company to purchase up to 5% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Statement remains unchanged, and this Amendment does not modify any of the information previously reported on the Statement. You should read this Amendment together with the Statement and the Offer to Purchase dated January 27, 2025.

Item 12. Exhibits.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

G.	Amended and Restated Form of Letter to Shareholders Dated March 5, 2025.

EX-FILING FEES	Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE OPPORTUNITY FUND LLC

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: President and Director

March 5, 2025